

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2025

John Aballi
President and Chief Executive Officer
Exagen Inc.
1261 Liberty Way
Vista, California 92081

> **Re: Exagen Inc.**
> **Registration Statement on Form S-3**
> **Filed June 20, 2025**
> **File No. 333-288199**

Dear John Aballi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jason Miller